Securities and Exchange Commission

Washington, D.C. 20549

Schedule 14D–9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ASTA FUNDING, INC.

(Name of Subject Company)

ASTA FUNDING, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

046220109

(CUSIP Number of Class of Securities)

Gary Stern Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 567-5648	Robert A. Schwartz, Esq. Windels Marx Lane & Mittendorf, LLP 120 Albany Street Plaza, FL 6 New Brunswick, NJ 08901 (732) 846-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MPF InvestCo 4, LLC, a Delaware limited liability company (the “Offeror”), a direct, wholly-owned subsidiary of The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company ( “Mangrove”), to purchase up to 3,000,000 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Company”), at $9.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on March 22, 2016 (the “Offer to Purchase”).

Mangrove, directly or indirectly through affiliates, has owned more than 5.0% of the outstanding common stock of the Company since June 10, 2013. Commencing in Mid-December, 2015, Mangrove and its affiliates began purchasing the Company’s common stock in the open market, increasing their ownership by 673,840 shares.

In advance of the Company’s Annual Meeting of Shareholders on March 9, 2016, Mangrove requested the Company to allow Mangrove to speak with the independent directors of the Company in order to, among other things, allow Mangrove to evaluate the independent directors and come to a determination as to how to vote at the Annual Meeting. The Company was concerned that oral one on one interviews with individual directors could result in potential violations of Securities Exchange Commission Regulation FD. To ensure that Mangrove could obtain the information it believed it needed, while ensuring that all investors had the same information, the Company invited Mangrove to submit written questions, so that the Directors could respond through the filing of an 8-K and thereby ensure all investors had the same information in a timely manner. This offer was refused by Mangrove.

On March 15, Mangrove issued a press release stating its intention to commence a tender offer to purchase up to 3,000,000 shares of the Company’s common stock at a price of $9.00 per share.

In response to Mangrove’s pre-commencement announcement, the Board of Directors of the Company appointed a special committee, composed entirely of independent Directors (the “Special Committee”). The Special Committee is composed of Messrs. Harvey Leibowitz, David Slackman, and Edward Celano. The focus of the Special Committee in respect of the Tender Offer was to review and consider whether the proposed tender offer was in the best interests of the Company’s shareholders and, if not, whether the Company should consider any alternative actions which would be in the best interests of the shareholders, and to make recommendations to the Board of Directors.

In fulfilling its mandate, the Special Committee was authorized by the Board of Directors to, among other things:

•	retain an independent financial advisor to advise the Special Committee;

•	retain legal counsel to advise the Special Committee;

•	report to the Board of Directors; and

•	take such other actions as the Special Committee considers necessary or appropriate in order to carry out its mandate.

In respect of the foregoing mandate, the Special Committee retained Keefe, Bruyette & Woods, Inc. (“KBW”) as its financial advisor, and Windels Marx Lane & Mittendorf, LLP, as its legal counsel, to assist the Special Committee in analyzing the Tender Offer.

The Special Committee held meetings on March 21st, March 24th, March 28th and March 29, 2016. The Special Committee then met with the Company’s Board of Directors on March 29, 2016, to make its recommendation to the full Board of Directors. The Board of Directors unanimously adopted the recommendation of the Special Committee.

In connection with the Tender Offer, the Board of Directors of the Company (the “Board”) has prepared a press release and letter to shareholders. All of the information set forth in the press release and letter to shareholders, attached hereto as Exhibit 99.1 and 99.2, respectively, is incorporated herein by reference in answer to Items 1 through 8, and as more specifically set forth below.

As discussed below, upon the recommendation of the Special Committee, the Board of Directors of the Company unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1. Subject Company Information

(a). Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is Asta Funding, Inc., a Delaware corporation (the “Company”) with principal executive offices located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey, 07632. The Company’s telephone number is (201) 567-5648.

(b). Securities.

The title of the class of equity securities to which this Statement relates is the Company’s common shares, par value $0.01 per share (“Common Shares”). As of March 30, 2016, there were 12,011,476 Common Shares outstanding.

Item 2. Identity and Background of Filing Person

(a). Name and Address.

The name, business address, and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above. The Company’s website address is www.astafunding.com. The information on the Company’s website should not be considered a part of this Statement.

(b). Tender Offer.

This Schedule 14D-9 relates to the Tender Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 3,000,000 shares of Common Stock at $9.00 per shares. Unless the Tender Offer is extended by the Offeror, the Tender Offer will expire at 12:00 midnight, New York City Time, on April 18, 2016.

According to the Offeror’s Schedule TO, the business address and telephone number for the Offeror is 645 Madison Avenue, 14th Floor, New York, New York 10022 and its telephone number is (212) 897-9535. The address of Mangrove is c/o Maples Corporate Services, Ltd., P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

As of the date of this Schedule 14D-9, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Offeror, Mangrove, and their respective executive officers, directors or affiliates, or (ii) the Company’s executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Compensation Discussion and Analysis,” “Compensation Committee Report on Executive Compensation”, “Compensation Committee Interlocks and Insider Participation,” “Compensation Committee Matters”, “Audit Committee Matters,” and “Certain Relationships and Related Party Transactions” from the Company’s Definitive Proxy Statement on Schedule 14A dated January 28, 2016 (the “Proxy Statement”), which information is included as Exhibit 99.3 and incorporated herein by reference. Any information contained in the excepts from the Company’s proxy statement shall be deemed modified or superseded for purposes of this Statement if any information in this Statement modifies or supersedes that information.

Employment Agreements

Mr. Bruce Foster, the Company’s Chief Financial Officer is a party to an Employment Agreement with the Company which contains a provision in the event of the change in control of the company. This provision will not be triggered as a result of the actions contemplated by the Offeror.

Indemnification of Directors and Officers

Pursuant to Section 145 of the Delaware General Corporation Law, as amended (the “GCL”), the Company has included in its Articles of Incorporation and Bylaws provisions regarding the indemnification of officers and directors. Article SEVENTH of the Company’s Articles of Incorporation provides as follows:

SEVENTH: (a) The Corporation shall indemnify and hold harmless each director and officer of the Corporation and all of such directors and officers to the fullest extent permitted by the GCL as the same currently exists or may hereafter be amended.

(b) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding brought by any party other than the Corporation against any such officer, director or any person who has ceased to serve as such, in respect of any person’s acts or actions in his official capacity with the Corporation, shall be advances by the Corporation prior to the disposition of the action.

(c) The indemnifications and advancement of expenses provided by this Article SEVENTH shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-Law, agreement vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrator of any person entitled to indemnification to the fullest extent permitted by the GCL as the same currently exists or may hereafter be amended.

Article 7 of the Company’s Bylaws provide:

Section I. Power to Indemnify in Actions, Suits or Proceedings other Than those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in collection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action. suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section I or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

Section 4. Good Faith Defined. For purposes of any determination under Section I and 2 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 4 shall mean any other corporation or any partnerships joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions or this Section4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections I and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections I or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director, officer, employee or agent seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director, officer, employee or agent seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

Section 7. Nonexclusively of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections I and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

Section 9. Certain Definitions. For purposes of this Article VIII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participant and beneficiaries of an employee benefit plan shall be deemed to have acted in a “not opposed to the best interests of the Corporation” as referred to in this Article VIII.

Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director, officer, employee or agent in connection with a proceedings (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

Section 12.lndemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

Pursuant to Section 174 of the GCL the Company has included in its Articles of Incorporation a provision regarding the exculpation of directors. Article SIXTH(4) of the Company’s Articles of Incorporation provides as follows:

No director be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividend or unlawful stock repurchases or redemptions as provided in Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL shall hereafter be amended so as to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the GCL, as then amended. Any repeal or modification of this Article SIXTH(4) by the stockholders of the Corporation shall not adversely affect any right of protection of a director of the Corporation existing at tbc time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

The Company also maintains directors’ and officers’ liability insurance that insures directors and officers the cost of defense, settlement, or payment of a judgment under specified circumstances

Item 4. The Solicitation or Recommendation

Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with the Special Committee’s financial and outside legal advisors, and consistent with its fiduciary duties under applicable law, the Special Committee and the Company’s Board, by unanimous vote of all of its directors at a meeting held on March 29, 2016 determined that the Offer is inadequate and not in the best interests of the Company and its shareholders. The Special Committee and the Board of Directors believes that the Offer substantially undervalues the Company’s business and does not reflect the inherent value of Company in light of its prospects, and the interests of shareholders will be best served by the Company continuing to pursue its strategic plan. Accordingly, and for the other reasons described in more detail below, the Company’s Board recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer. Please see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” below for further details.

Because the Board of directors believes that the Offer undervalues the Company, the Board has also unanimously accepted the recommendation of the Special Committee that the Company commence its own self-tender offer to purchase up to 3,000,000 shares of the Company’s common stock. The Company’s self-tender offer will be conducted as through a “Dutch Auction” format, with a price range of $9.50 to $10.25 per share. Once the Company’s self-tender offer is commenced, offering materials will be mailed to Company shareholders and filed with the Securities and Exchange Commission. Company shareholders are urged to read the Company’s tender offer materials when they become available because they will contain important information.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Company’s information agent, Georgeson, Inc. (the “Agent”), at the contact information below.

Georgeson, Inc.

480 Washington Blvd, 26th Floor

Jersey City, NJ 07310

(877) 278-4774

Background

See the section entitled “Introduction”.

Reasons for Recommendation

The Special Committee considered numerous factors in consultation with the Company’s management and the Company’s financial and legal advisors before reaching its conclusion on the Offer. The reasons detailed below serve as the basis for the Special Committee’s determination to recommend that the Company’s shareholders reject the Offer and not tender their shares to Offeror.

We believe the Offer is inadequate and substantially undervalues the Company.

The Offer fails to appropriately reflect the value of the Company’s balance sheet liquidity and earnings that can be generated from that liquidity.

Beginning with the “Great Recession” commencing in December 2007, the general outlook of the economy was highly uncertain. In response to this uncertainty, and in the exercise of its fiduciary duties, the Board of Directors adopted a strategy of preserving adequate liquidity until such time as the economy and financial markets stabilized, and then being in a position to utilize that liquidity to acquire other companies or lines of business. It was this prudent management of the Company’s liquidity that allowed it to purchase the remaining 20% of CBC Settlement Funding, LLC that it did not already own on December 31, 2015.

As a result of this strategy, which helped the Company weather the economic downturn and volatility of the past few years, approximately 35% of the Company’s assets as of December 31, 2015 consist of cash and available for sale securities. Although given the low interest rate environment, the Company’s return on its cash and cash-equivalent assets were necessarily relatively low, the Board believes that the Company’s business model requires ready access to liquid assets in the current financial environment.

The Offer values the Company at a discount to its present book value, and to the 52 week high trading price of the Company’s common stock.

Offeror claims that it is offering a 6.13% premium over the price of the Company’s common stock as of the date of commencement of the Offer. However, the $9.00 price in the Offer is a discount of 38% to the Company’s book value of $14.49 as of December 31, 2015. In addition, the purchase price in the Offer represents a 4.0% discount from the 52 week high price for the Company’s stock, reached on August 14, 2015. It is clear that the Offer seeks to take advantage of a dip in the Company’s stock price and purchase the shares at substantially less than their book value.

We believe that the Company’s self-tender provides better value to all shareholders, both those that seek liquidity and decide to tender into the Company’s self-tender offer and those who elect to remain as shareholders of the Company.

The Company’s self-tender provides better value to shareholders who desire liquidity and choose to tender.

The Board of Directors of the Company recognizes that there is not a deeply liquid trading market for the Company’s common stock and that therefore some shareholders may tender into the Offer to gain liquidity, even though the $9.00 offering price undervalues the Company’s stock. The Board is therefore announcing that it will commence a self-tender offer for up to 3,000,000 shares of the Company’s common stock. The Company’s self-tender will be structured as a Dutch Auction with a price range of $9.50 to $10.25 per share. Even at the low end of the range, the Company’s proposed self-tender provides greater value that does the Offer.

The Company’s self- tender will provide substantial value for remaining shareholders of the Company, unlike the Offer.

As a result of the Company’s self-tender, all shares purchased will be retired. This will reduce the number of outstanding Company common shares, while increasing the book value per share and the earnings per share. For example, the Company estimates that if it purchases 3,000,000 shares at a price of $9.90 per share (the approximate mid-point of the price range of the self-tender offer), the book value per remaining share will increase by 11.3%, and earnings per share will increase by $0.16 per share as of December 31, 2015. The Company believes an increase in book value and earnings per share will likely have a positive impact of the market price of the Company’s common stock.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

The Special Committee has retained KBW as its financial advisor. Pursuant to the engagement agreement entered into with KBW, KBW agreed to provide various financial advisory services and advice to the Special Committee in connection with the Tender Offer and the Company’s response thereto (collectively, the “Advisory Services”). Pursuant to the terms of the engagement agreement, the Company has agreed to pay certain fees to KBW. The Company has also agreed to reimburse KBW for reasonable expenses related to KBW engagement and to indemnify it against certain liabilities relating to or arising out of the performance of the Advisory Services. In addition, the Company expects to retain KBW as the dealer manager for the Company’s proposed self-tender offer, for which services the Company expects to pay KBW customary compensation.

The Company has engaged Georgeson, Inc. to assist it in connection with the Company’s communications with shareholders in connection with the Offer. The Company has agreed to pay customary compensation to Georgeson, Inc. for such services. In addition, The Company has agreed to reimburse Georgeson, Inc. for its reasonable expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

The Special Committee has engaged Windels Marx Lane & Mittendorf, LLP (“WMLM”) in connection with certain legal matters in connection with the Offer. The Company has agreed to pay customary compensation to WMLM for such services. In addition, The Company has agreed to reimburse WMLM for its reasonable expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

Until the commencement of the Offer, the Company maintained a stock purchase plan administered pursuant to Section 10b5-1 of the Securities Exchange Act of 1934, as amended. During the 60 days prior to the date hereof, the Company purchased 102,200 shares of the Company’s common stock pursuant to such plan at an average weighted purchase price of $7.84 per share.

On March 10, 2016, Harvey Leibowitz, a director of the Company, sold 2,000 shares of the Company’s Common Stock at a per share price of approximately $8.07 per share. The sale was affected in the open market.

On March 10, 2016, Seth Berman, the Company’s General Counsel, acquired 3,000 shares of the Company’s Common Stock pursuant to an exercise of certain options to purchase shares of common stock at an exercise price of $2.95 per share

Item 7. Purposes of the Transaction and Plans or Proposals

Except as otherwise set forth or incorporated by reference in this Statement, the Company is not presently undertaking or engaging in any negotiation in response to the Offer, whether relating to: (i) a tender offer or other acquisition of the Company’s Securities by any executive officer, director, affiliate or subsidiary of the Company, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

Except as otherwise set forth or incorporated by reference herein, there are no transactions, board resolutions, agreements in principle, or signed contracts that have been entered into by the Company in response to the Offer that relates to one or more of the following matters: (i) a tender offer or other acquisition of the Company’s Securities by any executive officer, director, affiliate or subsidiary of the Company, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

Item 8. Additional Information

Forward-Looking Statements

Some of the statements contained in this herein are forward-looking statements, including statements regarding the expected consummation of the Offers, which involves a number of risks and uncertainties, including the satisfaction of the conditions for the Offers, and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the Company’s Annual Report on Form 10-K filed on December 14, 2015. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9. Exhibits

99.1	Press release issued by Asta Funding, Inc. dated March 31, 2016

99.2	Letter to Asta Funding, Inc. shareholders dated March 31, 2016.

99.3	Excerpts from Asta Funding, Inc.‘s Definitive Proxy Statement on Schedule 14A, filed on January 28, 2016

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTA FUNDING, INC.

By:	/s/ Bruce R. Foster
Bruce R. Foster
Chief Financial Officer

March 31, 2016